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                                     FORM 4

                  STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(l) of the Investment Company Act of 1940

[_] Check this box if no longer Subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction l(lr).

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1.   NAME and ADDRESS of Reporting Person

   Tuchman                          Martin
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   (Last)                           (First)             (Middle)

c/o Interpool, Inc.
211 College Road East
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                                    (Street)

Princeton                          New Jersey          08540
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   (City)                           (State)              (Zip)

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2.   ISSUER NAME and Ticker or Trading Symbol

Interpool, Inc. (IPX)
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Statement for Month/Year

7/99
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer                              [_]  Other (specify below)
          Chairman/CEO
          ------------
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                 4.                              5.           6.
                                                                 Securities Acquired (A) or      Amount of    Owner-
                                      2.            3.           Disposed of (D)                 Securities   ship        7.
                                      Transaction   Transaction  (Instr. 3, 4 and 5)             Beneficially Form:       Nature of
                                      Date          Code         ------------------------------- Owned End    (D)Direct   Indirect
1.                                    (Month/       (Instr. 8)                   (A)             of the Month or          Beneficial
Title of Security                     Day/          ------------     Amount      or     Price    (Instr. 3    (I)Indirect Ownership
(Instr. 3)                            Year)         Code     V                   (D)              and 4)      (Instr.4)   (Instr. 4)
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

Common Stock                           07/12/99       P               286         A      12.9375   221,878        I        (1)(2)
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                                                                                                   7,144,950      D
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
(1) Stock acquired by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

(2) Aggregate indirect beneficial interest in 221,878 includes 4,749 shares of which Mr. Tuchman's mother is the record owner; 3,037 shares held by Mr. Tuchman's wife; 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 45,919 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 10,948 shares representing Mr. Tuchman's 99% interest in shares held by Martom Associates, a New Jersey partnership; and 148,557 shares held by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

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Table II -- Derivative Securities Acquired, Disposed of or Beneficially Owned
         (e.g., puts, calls, warrants, options, conversions)

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

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                    2.                                                                                    Deriv-    ship
                    Conver-                    5.                              7.                         ative     Form     11.
                    sion                       Number of                       Title and Amount           Secur-    of       Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Deriv-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ative    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Secur-   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     ity:     Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    Direct   ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        (D) or   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     In-      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   direct   (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        (I)      4)
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


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
Explanation of Responses:


      /s/ Martin Tuchman                                       08/06/99
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       Signature of Reporting Person                             Date


** Intentional Misstatement or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 1.5 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.